May 2011 Pricing Sheet dated May 6, 2011 relating to Preliminary Terms No. 780 dated April 29, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Commodities

Commodity-Linked Partial Principal at Risk Securities due November 12, 2014
Based on the Performance of a Basket Consisting of Eight Commodities
PRICING TERMS – MAY 6, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,431,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	May 6, 2011
Original issue date:	May 11, 2011 (3 business days after the pricing date)
Maturity date:	November 12, 2014
Interest:	None
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	Brent blend crude oil (“brent”)	CO1	12.5%	$109.13
	Copper	LOCADY	12.5%	$8,790
	Corn	C 1	12.5%	686.25¢
	Gasoline RBOB	XB1	12.5%	$3.0901
	Gold	GOLDLNPM	12.5%	$1,486.50
	Nickel	LONIDY	12.5%	$24,430
	Soybeans	S 1	12.5%	1,326.00¢
	Sugar	SB1	12.5%	20.47¢

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket commodity, the initial commodity price has been, and the final commodity price will be, determined based on the prices published by the relevant exchange.

Payment at maturity:
▪ If the basket performance is greater than zero:
$1,000 + supplemental redemption amount
Under no circumstances will the payment at maturity exceed the maximum payment amount.
▪ If the basket performance is less than or equal to zero:
$1,000 + ($1,000 x basket performance)
If the basket performance is less than zero, this amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than the minimum payment amount of $900 per security.

Supplemental redemption amount:	$1,000 x participation rate x basket performance; provided that the supplemental redemption amount will not be more than $480.
CUSIP:	617482TV6
ISIN:	US617482TV67
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Terms continued:	Please see page two of this pricing sheet for further pricing terms of the securities.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Security	100%	3.00%	97.00%
Total	$3,431,000	$102,930	$3,328,070
(1)   Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of 3.00% for each security they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 780 dated April 29, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Commodity-Linked Partial Principal at Risk Securities due November 12, 2014
Based on the Performance of a Basket Consisting of Eight Commodities

PRICING TERMS	Continued from the Cover Page
Participation rate:	100%
Maximum payment amount:	$1,480 per security (148% of the stated principal amount).
Minimum payment amount:	$900 per security (90% of the stated principal amount)
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:	For any trading day:
Brent: The official settlement price per barrel (as stated in U.S. dollars)
Copper: The official cash offer price per tonne (as stated in U.S. dollars)
Corn: The official settlement price per bushel (as stated in U.S. cents)
Gasoline RBOB: The official settlement price per gallon (as stated in U.S. dollars)
Gold: The official fixing price per troy ounce (as stated in U.S. dollars)
Nickel: The official cash offer price per tonne (as stated in U.S. dollars)
Soybeans: The official settlement price per bushel (as stated in U.S. cents)
Sugar: The official settlement price per pound (as stated in U.S. cents)
For full descriptions, please see “Fact Sheet – Commodity price” on page 6 of the accompanying preliminary terms.
Initial commodity price:
For each basket commodity, the commodity price for such basket commodity on the pricing date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.  See “Basket—Initial commodity price” above.
If any initial commodity price as finally determined by the relevant exchange differs from any initial commodity price specified in the pricing supplement, we will include the definitive initial commodity price in an amended pricing supplement.

Final commodity price:
For each basket commodity, the commodity price for such basket commodity on the determination date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.

Determination date:	In respect of each basket commodity, November 6, 2014, subject to a non-trading day or a market disruption event in respect of the applicable basket commodity.